September 4, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacie Gorman

Pam Howell

William Demarest

Jennifer Monick

Re:	FBRED-C Feeder REIT Trust

Registration Statement on Form 10-12G

Filed July 25, 2025

File No. 000-56765

Dear Ms. Gorman, Ms. Howell, Mr. Demarest, and Ms. Monick:

On behalf of FBRED-C Feeder REIT Trust (the “Company”), this letter is in response to your letter dated August 19, 2025, to the Company, relating to the Company’s Registration Statement on Form 10-12G (“Form 10”), filed on July 25, 2025. The headings and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the comment letter and, to facilitate your review, we have reproduced the text of the comments in italics below.

Registration Statement on Form 10
Item 1. Business, page 5

1.    Please provide an organization structure chart including percentage ownerships.

Response: In response to the comment, we have revised “Item 1. Business” in Amendment No. 1 to the Form 10 (the “Amended Form 10-12G”) to include an organization structure chart. With respect to percentage ownership, as disclosed, the Indirect Parent will wholly-own the Cayman Feeder Sub, which will in turn wholly-own the Company. The Company’s percentage ownership of common stock of FBRED will depend on the amounts eventually invested by the Company.

2.    Please provide additional disclosures regarding your planned business, including the material terms of the stockholder agreement with FBRED, the transaction(s) through which you expect FBRED to become a majority-owned subsidiary, and the reason(s) for the structure of the indirect ownership interests in FBRED. Please provide additional disclosures regarding the fees that will be paid at the various levels associated with the indirect purchase of common shares of FBRED.

Response: In response to the comment, we have provided additional disclosures in the Amended Form 10-12G regarding the business, structure and anticipated fees. The references in “Item 1. Business—Investment Company Act Consideration” to FBRED being a “majority-owned subsidiary” relate to FBRED’s relationship to us under the Investment Company Act once we hold the FBRED Series A preferred stock, based on the voting rights it will provide us.

3.    We note the disclosure on page 11 that "the Indirect Parent is conducting a continuous private offering of units of the Indirect Parent to certain non-U.S. investors pursuant to an exemption from the registration requirements of the Securities Act for an indefinite period. The Indirect Parent will indirectly invest the net proceeds of such offering as follows: (i) indirect investments, through the Cayman Feeder Sub, in various classes of our common shares; and (ii) Shareholder Loans to us. We intend to invest proceeds received directly and indirectly from the Indirect Parent in shares of common stock of FBRED." Please provide additional clarification of the anticipated indirect investments in your common stock and then the subsequent investment of those proceeds into shares of common stock of FBRED, including the anticipated prices at which such shares will be purchased and any associated fees. Similarly, discuss any anticipated arrangements regarding shareholder loans, including who will make the determination and the factors considered in determining whether to invest in your common shares or shareholder loans.

Response: In response to the comment, we have provided additional disclosures in the Amended Form 10-12G regarding the investment steps and related fees.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

4.    We note your statement that your Adviser will agree to advance all organization and offering expenses. Please revise your filing to disclose the amount of such costs that have been advanced to date.

Response: In response to the comment, we have provided additional disclosure in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” of the Amended Form 10-12G regarding the organization and offering costs that have been advanced by the Adviser.

Item 4. Security Ownership of Certain Beneficial Owners and Management., page 14

5.    We note your disclosure that your "Cayman Feeder Sub will be our sole shareholder." Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by this entity. Please ensure that you provide all of the disclosure required buy Item 403 of Regulation S-K.

Response: In response to the comment, we have included all disclosure required by Item 403 of Regulation S-K with respect to the Cayman Feeder Sub in the Amended Form 10-12G.

Item 10. Recent Sales of Unregistered Securities, page 23

6.    Please clarify how the price of the shares to be sold under the continuous private offering will be determined and the classes to be sold. To the extent the price will be based upon NAV of FBRED, please clearly disclose this and disclose the NAV for each month for each share category since FBRED began determining NAV.

Response: In response to the comment, we have included a cross-reference to “Item 1. Business—Private Offering and Investments in FBRED Common Stock” in the Amended Form 10-12G which provides the requested disclosures.

Item 13. Financial Statements and Supplementary Data, page 26

7.    We note your statement that your financial statements will be provided in an amendment to this registration statement. We will monitor your filing for the inclusion of such financial statements.

Response: Our financial statements have been included in the Amended Form 10-12G.

General

8.    We note that you incorporate certain disclosure by reference. Please revise to provide hyperlinks to the disclosure incorporated by reference. Please refer to Rule12b-23 of the Exchange Act.

Response: The Amended Form 10-12G includes hyperlinks to incorporated by reference disclosure.

9.    We note that your primary use of cash will include periodic share repurchases. To the extent you have a share repurchase plan, please disclose the material terms. In addition, please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company does not have its own share repurchase plan. Per the terms of the partnership agreements of the Indirect Parent and the Cayman Feeder Sub, unitholders may request a redemption of their units. In such case, the Company will submit a redemption request relating to the applicable FBRED shares owned by the Company. We believe the terms of the FBRED share repurchase plan are consistent with relief granted by the Division of Corporation Finance in prior no action letters related to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E. The terms of the FBRED share repurchase plan are described in FBRED’s Form 10-12G, which was reviewed by the Staff.

10.    To the extent that you may conduct the share repurchase plan during the continuous private offering of shares, please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase plan in determining whether the plan is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent you have questions regarding your plan, you may contact the Division of Trading and Markets at 202- 551-5777.

Response: We note the Staff’s comment, understand that we are responsible for analyzing the applicability of Regulation M to our repurchase program, and confirm we will consider all the elements of our repurchase plan in determining whether the plan is consistent with applicable regulatory guidance.

11.    Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response: The Company notes the effective date of the Registration Statement and is prepared to begin meeting its reporting obligations upon effectiveness.

*    *    *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact Michael E. McTiernan at (202) 637-5684. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jerome S. Baglien
Jerome S. Baglien Chief Financial Officer, Chief Operating Officer and Treasurer FBRED-C Feeder REIT Trust

cc:	Michael E. McTiernan, Hogan Lovells US LLP